KingsCrowd, Inc.

ANNUAL REPORT

101 Glen Lennox Drive
Chapel Hill, NC 27517
9148264520
https://kingscrowd.com/

This Annual Report is dated April 22, 2026.

BUSINESS

Company Overview

KingsCrowd serves as a one-stop solution for data, advisory, and capital allocation, KingsCrowd has established itself as a definitive resource for the Reg CF and Reg A+ markets. KingsCrowd includes a comprehensive data-driven platform that powers the burgeoning digital private capital markets. Over the past seven years, KingsCrowd has built one of the most robust private equity database in the United States, offering standardized financial data on nearly 10,000 private companies. By leveraging AI technology, KingsCrowd delivers actionable insights to retail investors, institutions, and founders. KingsCrowd also provides advisory services for founders seeking to enter the crowdfunding space.

Business Model

KingsCrowd operates a multi-faceted business model that caters to consumers, institutions, and platforms within the private markets ecosystem. Revenue streams include subscriptions to data and analytics tools, advisory services for founders, and institutional data licensing. Additionally, the company has diversified by launching KingsCrowd Capital, a fund designed to provide unique investment opportunities. KingsCrowd also generates income through virtual and live sponsored events focused on alternative investing.

Intellectual Property

We believe that KingsCrowd's proprietary database is its core competitive advantage. The database aggregates real-time and historical data on private companies, including SEC filings, funding platform APIs, and crowdsourced user insights. This dataset provides comprehensive, accurate financial information and performance tracking, making KingsCrowd a prominent source of industry data. The company's technology also includes AI-powered analytics and valuation tools that deliver unique insights into market trends and company performance.

Corporate Structure

KingsCrowd, Inc. was initially organized as Kings Crowd LLC, a Delaware limited liability company on December 14, 2017 and converted to a Delaware corporation on December 29, 2020.

The company has grown both organically as well as through the acquisitions of assets of other companies.

The company offers the following services:

- subscription based research and data tools into online private markets;

- Historical databases of the Reg CF and Reg A industry as well as API access to the Kingscrowd database;

- an investor relations portal, a free tool that helps companies templatize and streamline investor communications to their crowdfunding investors;

- online training and educational tools; and

- sponsorships.

In addition, KingsCrowd operates through the following operating subsidiaries:

- Kingscrowd Advisory, Inc. ("CrowdCheck") – CrowdCheck is an advisory firm providing due diligence and compliance services for Regulation CF, Regulation A and Regulation D offerings. The company began offering these services in April 2025, after it purchased certain assets related to the due diligence and compliance services business operated by CrowdCheck, Inc., including, but are not limited to, intellectual property, contractual rights, goodwill, customer lists, and operational records. The company facilitates legal advisory services to clients through our relationship with CrowdCheck Law LLP.*

- Lawbot LLC - Under its "Raisepapers" brand, the company offers founders a suite of tools, most notably software-based solutions for creating drafts of Form Cs, Form 1-As and private placement memoranda suitable for Regulation D offerings as well as Form C-ARs. The company began offering these services in 2023, when

it purchased a 50.1% stake in LawBot LLC ("LawBot"). The company currently has the option to purchase the remaining interest in LawBot.

- Kingscrowd Capital LLC - The company offers accredited investors the opportunity to invest in a diversified fund.

*CrowdCheck Law LLP also provides services to StartEngine.

Previous Offerings

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $775,000.00
Number of Securities Sold: 775,000
Use of proceeds: General operations
Date: December 15, 2022
Offering exemption relied upon: 506(c)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $976,250.00
Number of Securities Sold: 6,101,562
Use of proceeds: General operations
Date: February 01, 2024
Offering exemption relied upon: 506(c)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $308,721.00
Number of Securities Sold: 1,927,631
Use of proceeds: General operations
Date: April 30, 2024
Offering exemption relied upon: Regulation CF

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $743,200.00
Number of Securities Sold: 4,645,000
Use of proceeds: General operations
Date: December 31, 2024
Offering exemption relied upon: 506(c)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $4,291,847.00
Number of Securities Sold: 5,127,062
Use of proceeds: General Operations ($3,739,301 was paid to the Company and $552,546 was paid to certain selling shareholders, including Christopher Lustrino, our president and a director, and an affiliate of Daniel Waterman, a director of the Company.)
Date: April 28, 2023
Offering exemption relied upon: Regulation A+

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $204,107.50
Number of Securities Sold: 1,237,015
Use of proceeds: Shares issued in connection with Crowd Lustro acquisition
Date: January 02, 2025
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $206,559.08
Number of Securities Sold: 1,443,064
Use of proceeds: General operations
Date: April 30, 2025
Offering exemption relied upon: Regulation CF

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 11,140
Use of proceeds: None; sold in relation to Reg CF offering compensation to Broker-Dealer
Date: November 30, 2025
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $2,119,440.00
Number of Securities Sold: 11,844,385
Use of proceeds: General operations
Date: December 15, 2025
Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue
Total revenue increased by $712,966, or 117%, to $1,321,397 for the year ended December 31, 2025 compared to total revenue of $608,431 during the year ended December 31, 2024. The increase in revenue was attributable principally to the additional revenue stream from Crowdcheck, an advisory firm providing due diligence and compliance services for Regulation Crowdfunding, Regulation A and Regulation D offerings.

Cost of Sales

The company does not record any costs of goods sold and categorizes all expenses as operating expenses due to the business model.

Expenses
General, Administrative, and Operations.

General, administrative and operations expense increased by $816,243, or approximately 36%, to $3,079,864 for the year ended December 31, 2025 compared to $2,263,621 for the year ended December 31, 2024. The increase was primarily attributable to an increase of personnel-related and subcontractor expenses, including those associated with our recent acquisitions, was was partially offset by amortization expenses and decrease in stock compensation.

Research and Development
Research and development expense increased by $117,360, or approximately 20%, to $704,120 for the year ended December 31, 2025 compared to $586,760 for the year ended December 31, 2024. The increase was attributable to an increase of in personnel-related and subcontractor expenses and additional software and technology, including related to our recent acquisitions. The increase was partially offset by reduced costs in database development and stock-based compensation.

Sales and Marketing
Sales and marketing expense increased by $37,099, or approximately 39%, to $133,166, for the year ended December 31, 2025 compared to $96,067 for the year ended December 31, 2024. The increase in sales and marketing expense was attributable to an increase in advertising and professional fees, offset by a decrease in stock-based compensation.

Historical results and cash flows:
The Company is currently in the early growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we have built a lean business structure and leaned heavily into building out our business/revenue lines. Additionally, we have formed our position in the digital private markets that we think is entering a phase of strong growth that we will aim to be a leader in. Past cash was primarily generated through sales and equity investments. Our goal is to maintain a manageable burn that can be flexed downward if needed. We are entering a phase where we feel we have found product market fit both with our consumer and advisory offerings and will look to lean into the growth of both of these business lines.

We believe with the addition of some key new team members focused on sales and marketing we can begin to scale these revenue lines without adding significant overhead. We plan to lead with sales growth and as well as R&D spend to increase our product launch velocity. We also plan to employ agencies such as marketing

agencies where possible, which provides far more flexibility in terms of flexing up and down spend. We have historically grown organically as well as through acquisitions. The assets purchased to initiate work on our Kingscrowd Advisory product line, including signing onto a multiyear profit sharing agreement. Payments under the agreement are due until April 2031 (the "Maturity Date") or upon payment of an aggregate of $4 million, whichever occurs first. Payment prior to the Maturity Date is only required to the extent there are net profits from this line of business.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of On December 31, 2025 Kingscrowd Inc. had $390,095 in cash and cash equivalents on hand..

Debt

Creditor: Stripe Capital (for KC Inc.)
Amount Owed: $8,999
Interest Rate: 10.5%
Maturity Date: September 02, 2027

Creditor: Scott Group LLC
Amount Owed: $120,044
Interest Rate: 9.0%
Maturity Date: November 09, 2027

Creditor: Gold Ridge ($500K Bridge Loan to purchase CrowdCheck)
Amount Owed: $121,702
Interest Rate: 0.0%
Maturity Date: 4/30/26

Creditor: Stripe Capital (for Lawbot LLC)
Amount Owed: $16,772
Interest Rate: 12.1%
Maturity Date: November 30, 2026

Creditor: Elko Creek Capital, LLC (for Kingscrowd Advisory Inc.)
Amount Owed: $125,000
Interest Rate: 9.0%
Maturity Date: January 7, 2029

Creditor: Larry Eiben (for Kingscrowd Advisory Inc.)

Amount Owed: $125,000
Interest Rate: 5.0%
Maturity Date: November 1, 2028

Creditor: JRB Consulting, LLC
Amount Owed: $150,000.00
Interest Rate: 50.0%
Maturity Date: December 05, 2026
This note shall be repaid based on a factor repayment structure. If the Note is repaid within 3 months from the Issue Date, the Borrower shall repay $165,000; if repaid within 6 months, $172,500; if repaid after 6 months, $225,000.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Chris Lustrino

 Chris Lustrino's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Executive Officer, Principal Accounting Officer, Director
• Dates of Service: May 2018 — Present
• Responsibilities: Chris is the founder and CEO of KingsCrowd Inc., responsible for the strategy, growth and team management. He receives an annual salary of $142,000.

Other business experience in the past three years:

• Employer: Smile Dating App
Title: Advisor
Dates of Service: November 2021 — November 2022
Responsibilities: Chris helped Smile navigate capital raising strategy.
• Employer: Players TV
Title: Advisor
Dates of Service: August 2022 — Present
Responsibilities: Chris helps Players TV navigate capital raising strategy on an as needed basis, typically two to three times a quarter.
• Employer: raisepapers
Title: President

Dates of Service: February 2023 — Present
Responsibilities: Chris runs sales and strategy for raisepapers, a majority owned subsidiary of Kingscrowd, Inc.
• Employer: The Kernel
Title: Advisor
Dates of Service: October 2024 — Present
Responsibilities: Chris helps this organization navigate the RegCF space with knowledge sharing and industry connections.

Name: Cecilia Lenk

 Cecilia Lenk's current primary role is with Netcapital, Inc.. Cecilia Lenk currently services approximately 1 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Director
• Dates of Service: May 2018 — Present
• Responsibilities: Cecilia is on the board and helps to manage the board alongside Chris Lustrino and Daniel Waterman. She does not receive cash compensation.

Other business experience in the past three years:

• Employer: Netcapital, Inc.
Title: CEO, Netcapital Advisors Inc.
Dates of Service: November 2020 — Present
Responsibilities: Cecilia leads the Netcapital Advisors business as Chief Executive.

Name: Daniel Waterman

 Daniel Waterman's current primary role is with Coldwell Banker Residential Real Estate. Daniel Waterman currently services approximately 1 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Director
• Dates of Service: May 2018 — Present

• Responsibilities: Daniel assists on the board alongside Chris Lustrino and Cecilia Lenk. Daniel does not receive cash compensation. Daniel is the majority shareholder owner of the Company.

Other business experience in the past three years:

• Employer: Coldwell Banker Residential Real Estate
Title: Realtor
Dates of Service: December 2015 — Present
Responsibilities: Assist clients with the purchase and sale of homes.

Name: Brian James Belley

 Brian James Belley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: VP of Product
• Dates of Service: July 2021 — Present
• Responsibilities: Led the product strategy & roadmap for company
• Position: Chief Technical Officer
• Dates of Service: February 2026 — Present
• Responsibilities: CTO - in charge of the technical roadmap, product direction, and running the tech team to deliver products and services across the various lines of business at Kingscrowd.

Other business experience in the past three years:

• Employer: Crowdfunding Professional Association
Title: Board of Directors - President
Dates of Service: March 2020 — Present
Responsibilities: I currently serve as incoming President (2026) on the Board of Directors. Duties include running bi-monthly board meetings, representing the CfPA at industry events, helping to organize and put on educational webinars and our annual in-person summit, and giving daily direction to our part-time community coordinator.
• Employer: New England FIRST
Title: Board of Directors
Dates of Service: May 2020 — Present
Responsibilities: I sit on the Finance Committee and on the Board of Directors for New England FIRST - a non-profit focused on youth STEM programs in New England for FIRST Robotics.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class B Common Stock
Stockholder Name: Nantascot LLC (Majority Owned and Managed by Daniel Waterman)
Amount and nature of Beneficial ownership: 8,384,865
Percent of class: 39.13%

RELATED PARTY TRANSACTIONS

Name of Entity: Lawbot, LLC
Names of 20% owners: Kingscrowd, Inc.
Relationship to Company: Subsidiary
Nature / amount of interest in the transaction: There is currently no outstanding balance with respect to this transaction.
Material Terms: In 2018, LawBot, LLC obtained loans from its members with an aggregate principal balance of $284,843. The notes had a simple interest rate of 12% per annum and matured on March 31, 2026, as amended. As of December 31, 2023, the total principal of $284,843 and the accrued interest of $134,779 remain outstanding. During the year ended December 31, 2023, the interest expense recognized amounted to $27,668. There is currently no outstanding balance with respect to this transaction.

OUR SECURITIES

The Company has authorized Class A Common Stock and Class B Common Stock.

Class A Common Stock
• Authorized: 150,000,000
• Outstanding: 86,883,079
• Voting Rights: One vote per share. Please see voting rights in this offering below which contain a voting proxy.
• Material Rights: Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options & Warrants

The total amount outstanding includes 3,300,000 shares to be issued pursuant to warrants reserved for issuance.

The total amount outstanding does not include 9,4322,222 shares to be issued pursuant to shares reserved for issuance under the Company's stock plan.

Under our certificate of incorporation, the Class A common stock and Class B common stock are identical in all respects, except that each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. The two classes of common stock generally vote together as a single class on all matters submitted to a vote of our stockholders, except as otherwise required by law and our certificate of incorporation. The two classes of common stock participate ratably, meaning that each share of common stock is treated equally, with respect to dividends and distributions declared by the board of directors and in any distribution of our assets available for distribution to our stockholders upon any liquidation or winding up of our Company. Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock, and will convert automatically into one share of Class A common stock on certain other events.
Class B Common Stock
• Authorized: 15,000,000
• Outstanding: 12,427,839
• Voting Rights: 10 votes per share.
• Material Rights: Under our certificate of incorporation, the Class A common stock and Class B common stock are identical in all respects, except that each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. The two classes of common stock generally vote together as a single class on all matters submitted to a vote of our stockholders, except as

otherwise required by law and our certificate of incorporation. The two classes of common stock participate ratably, meaning that each share of common stock is treated equally, with respect to dividends and distributions declared by the board of directors and in any distribution of our assets available for distribution to our stockholders upon any liquidation or winding up of our Company. Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock, and will convert automatically into one share of Class A common stock on certain other events.

What it means to be a minority holder

As a minority holder of Class A Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Additionally, this valuation calculation does not take into account certain securities that may be issued in the near future by the Company. Please refer to the Company Securities section and the company risk factors to further understand how this may impact your investment.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your

investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

We may not have enough capital as needed and may be required to raise more capital
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights

The Class A Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CF and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We are an early stage company and have not yet generated any profits

KingsCrowd was formed on December 14, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. KingsCrowd, Inc. has incurred a net loss since inception. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.. If you are investing in our company, it's because you think that KingsCrowd is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to programmers, accountants, lawyers, public relations firms, and advertisers. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and

issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Risk associated with acquisition-driven growth
We have grown (and plan to continue growing) through acquisitions, which may expose us to several risks. We may struggle to integrate acquired businesses, including their operations, technologies, and personnel and acquisitions may lead to unanticipated liabilities or costs, For instance, in 2025, we acquired the business of Crowd Diligence Inc. and certain assets of CrowdCheck, Inc.,and as we continue to integrate those operations, we may encounter challenges, including aligning business processes, systems, and corporate cultures. Successfully managing these integration efforts has and will require significant time and resources, and any delays or inefficiencies could impact our operations and financial performance. Additionally, the assumption of debt and issuance of shares as consideration for these acquisitions has increased our debt burden as well as resulted in dilution to existing stockholders, both of which may affect the market value of our stock. There is no guarantee that the expected benefits of these acquisitions and future acquisitions will be realized as anticipated.

Our acquisitions have included a significant debt obligation, which could strain our liquidity and limit future strategic options.
As part of our acquisitions in 2025, we issued promissory notes as well as provided warrants. Specifically, the CrowdCheck asset purchase included the issuance of two promissory notes: (1) a $4,000,000 promissory note to the owner of CrowdCheck which has monthly payments tied to net income and offering proceeds and (2) a $500,000 promissory note which matures in April 2026 to an existing investor in KingsCrowd. See, "Indebtedness" and "Related Party Transactions." In addition, we have issued warrants to that KingsCrowd investor in connection with this purchase as well as convertible promissory notes in connection with the Crowd Diligence acquisition. These obligations could impair our ability to raise capital, invest in growth, or respond to business challenges. If revenues underperform, we may face challenges meeting our repayment schedule. In addition, the warrants can dilute investors in our company.

There is no assurance that the acquired business will perform as expected or generate anticipated revenues.
The future performance of the acquired assets depends on multiple factors, including client retention, regulatory shifts, and market demand for compliance services. Historical performance may not be indicative of future results, and actual outcomes may differ materially from our expectations.

The success of the acquired business may depend on certain individuals, and we may not be able to retain them.

Our ability to realize the value of the acquisition may depend on retaining key individuals associated with the acquired business, including subject matter experts in exempt offerings. If we are unable to retain or replace such talent, it may affect client relationships and service delivery.

Multiple Business Lines Complexity and Conflicts of Interest.
The Company operates multiple business lines within the private company space. Managing several different businesses simultaneously strains management attention and resources. The founder and small team must divide focus among competing priorities, potentially resulting in underperformance in one or more areas. Hiring specialized personnel for each segment may exceed available financial resources.

Limited Insurance Coverage.
We maintain only limited insurance, and our policies may not cover all potential liabilities or losses. Claims or events that exceed our coverage, fall within exclusions, or are uninsured could require significant out-of-pocket costs and materially affect our financial condition.

Dependence on CEO.
We rely heavily on our CEO, Chris Lustrino, for key operational, strategic, and compliance functions, and we do not carry key-person insurance. If our CEO becomes unavailable or leaves the company, our business and growth plans could be materially harmed.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

KingsCrowd, Inc.
By /s/ *Christopher Lustrino*

Title: Founder & CEO

By /s/ *Christopher Lustrino*

Name: <u>Christopher Lustrino</u>
Title: Founder & CEO

By /s/ *Christopher Lustrino*

Name: <u>Christopher Lustrino</u>
Title: CFO

By /s/ *Cecilia Lenk*

Name: <u>Cecilia Lenk</u>
Title: Director

Exhibit A
FINANCIAL STATEMENTS

KingsCrowd, Inc. and subsidiaries
A Delaware Corporation

Consolidated Financial Statements and
Independent Auditor's Report

December 31, 2025 and 2024



INDEPENDENT AUDITOR'S REPORT

To: Board of Directors, KingsCrowd, Inc. and subsidiary

We have audited the accompanying consolidated financial statements of KINGSCROWD, INC. and subsidiary (the "Company"), which comprise the consolidated balance sheet as of December 31, 2025 and 2024, and the related statements of operations, changes in shareholders' equity, and cash flows for the calendar years thus ended, and the related notes to such consolidated financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations, shareholders' deficit and its cash flows for the calendar years 2025 and 2024 calendar year in accordance with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,



IndigoSpireCPA, PC
San José, California

April 9, 2026

KingsCrowd, Inc.

TABLE OF CONTENTS

	Page
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025 AND 2024 AND FOR THE YEARS THEN ENDED:	
Consolidated Balance Sheets	1-2
Consolidated Statements of Operations	3
Consolidated Statements of Changes in Stockholders' Equity	4
Consolidated Statements of Cash Flows	5
Notes to the Consolidated Financial Statements	6

KINGSCROWD, INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2025 and 2024

	December 31, 2025	December 31, 2024
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 390,095	$ 146,477
Restricted cash	150,000	-
Accounts receivable	355,895	11,820
Subscription receivable	400,000	20,000
Other receivables	-	1,324
Prepaid expenses	8,426	8,299
Total Current Assets	1,304,416	187,920
Non-Current Assets:		
Property and equipment, net	-	138
Intangible assets, net	2,169,370	2,244,568
Goodwill	4,715,681	649,973
Investment in SAFE	-	50,000
Total Non-Current Assets	6,885,051	2,944,679
TOTAL ASSETS	$ 8,189,467	$ 3,132,599

KINGSCROWD, INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2025 and 2024

	December 31, 2025	December 31, 2024
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 495,853	$ 388,219
Deferred revenue	846,162	209,726
Due to members	292,343	284,843
Loans payable, current portion	538,165	92,685
Acquisition payable	369,020	369,020
Accrued interest payable	250,631	163,425
Other current liabilities	28,767	15,150
Total Current Liabilities	2,820,941	1,523,068
Non-current Liabilities:		
Loans payable, net of current portion and discount	2,791,034	136,111
Other non-current liabilities	6,389	6,389
Total Non-current Liabilities	2,797,423	142,500
Total Liabilities	5,618,364	1,665,568
Stockholders' Equity:		
Class A common stock, $0.0001 par value, 150,000,000 shares authorized, 85,375,196 and 61,220,220 shares issued and outstanding as of December 31, 2025 and 2024, respectively.	8,541	6,124
Class B common stock, $0.0001 par value, 15,000,000 shares authorized, 12,427,839 and 12,427,839 shares issued as of December 31, 2025 and 2024, respectively.	1,242	1,242
Additional paid-in capital	22,390,748	18,516,537
Accumulated deficit	(19,790,168)	(17,097,055)
Total stockholders' equity attributable to KingsCrowd, Inc.	2,610,363	1,426,848
Non-controlling interests	(39,260)	40,183
Total Stockholders' Equity	2,571,103	1,467,030
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 8,189,467	$ 3,132,599

KINGSCROWD, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2025 and 2024

	December 31	
	2025	**2024**
Net revenues	$ 1,321,397	$ 608,431
Operating Expenses:		
General, administrative, and operations	3,079,864	2,263,621
Research and development	704,120	586,760
Sales and marketing	133,166	96,067
Total Operating Expenses	3,917,150	2,946,448
Loss from operations	(2,595,753)	(2,338,017)
Other Income/(Expense):		
Interest expense	(265,778)	(153,597)
Impairment loss on investment	(12,400)	-
Others - net	101,375	108,754
Total Other Income/(Expense)	(176,803)	(44,841)
Provision for income taxes	-	-
Net loss	$ (2,772,556)	$ (2,382,859)
Net loss attributable to KingsCrowd, Inc.	(2,693,113)	(2,240,199)
Net loss attributable to non-controlling interests	(79,443)	(142,660)
Net loss	$ (2,772,556)	$ (2,382,859)
Weighted average common shares outstanding		
-Basic and Diluted	85,303,956	67,134,516
Net loss per common share attributable to KingsCrowd, Inc. stockholders		
-Basic and Diluted	$ (0.03)	$ (0.04)

KINGSCROWD, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2025 and 2024

	Class A Common Stock Shares	Amount	Class B Common Stock Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Stockholders' Equity Attributable to KingsCrowd, Inc.	Non-controlling Interests	Total Stockholders' Equity
Balance at December 31, 2024	61,220,220	$ 6,124	12,427,839	$ 1,242	$ 18,516,537	$ (17,097,055)	$ 1,426,848	$ 40,183	$ 1,467,030
Issuance of common stock - Reg D	12,841,657	1,284	–	–	2,282,557	–	2,283,841	–	2,283,841
Issuance of common stock - Reg CF	1,515,266	152	–	–	196,971	–	197,123	–	197,123
Issuance of common stock for acquisition of Crowd Diligence	2,175,477	218	–	–	391,045	–	391,263	–	391,263
Issuance of commitment shares	225,000	23	–	–	40,477	–	40,500	–	40,500
Conversion of convertible notes	3,025,978	303	–	–	544,697	–	545,000	–	545,000
Issuance of common stock - advisors	3,465,297	347	–	–	241,274	–	241,621	–	241,621
Issuance of common stock - consultants	149,840	15	–	–	24,958	–	24,973	–	24,973
Issuance of common stock - employees	744,706	74	–	–	118,919	–	118,993	–	118,993
Issuance of warrants	–	–	–	–	51,300	–	51,300	–	51,300
Offering costs	11,756	1	–	–	(17,987)	–	(17,986)	–	(17,986)
Net loss	–	–	–	–	–	(2,693,113)	(2,693,113)	(79,443)	(2,772,556)
Balance at December 31, 2025	85,375,196	$ 8,541	12,427,839	$ 1,242	$ 22,390,748	$ (19,790,168)	$ 2,610,363	$ (39,260)	$ 2,571,103

	Class A Common Stock Shares	Amount	Class B Common Stock Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Stockholders' Equity Attributable to KingsCrowd, Inc.	Non-controlling Interests	Total Stockholders' Equity
Balance at December 31, 2023	54,096,689	$ 5,410	12,427,839	$ 1,242	$ 17,029,318	$ (14,856,856)	$ 2,179,114	$ 182,843	$ 2,361,957
Issuance of common stock - Reg D	3,676,249	368	–	–	611,529	–	611,897	–	611,897
Issuance of common stock - Reg CF	1,929,506	193	–	–	308,528	–	308,721	–	308,721
Issuance of common stock - advisors	688,478	69	–	–	150,704	–	150,773	–	150,773
Issuance of common stock - consultants	300,048	31	–	–	300,017	–	300,048	–	300,048
Issuance of common stock - employees	529,250	53	–	–	131,877	–	131,929	–	131,929
Offering costs	–	–	–	–	(15,436)	–	(15,436)	–	(15,436)
Net loss	–	–	–	–	–	(2,240,199)	(2,240,199)	(142,660)	(2,382,859)
Balance at December 31, 2024	61,220,220	$ 6,124	12,427,839	$ 1,242	$ 18,516,537	$ (17,097,055)	$ 1,426,848	$ 40,183	$ 1,467,030

See also Report from Independent Auditor

See accompanying notes, which are an integral part of these consolidated financial statements.

KINGSCROWD, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2025 and 2024

	December 31	
	2025	**2024**
Cash flows from operating activities		
Net loss	$ (2,772,556)	$ (2,382,859)
Adjustments to reconcile net loss to net cash used in operating activities:		
Impairment loss on investment	12,400	-
Bad debt expense	2,600	67,377
Depreciation and amortization	75,336	518,397
Amortization of discount on loans	180,732	-
Stock-based compensation	385,587	582,750
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	(346,675)	(868)
(Increase)/Decrease in prepaid expenses	(127)	(8,299)
Increase/(Decrease) in accounts payable	107,638	58,853
Increase/(Decrease) in deferred revenue	636,436	(28,730)
Increase/(Decrease) in due to members	7,500	-
Increase/(Decrease) in accrued interest payable	87,206	25,848
Increase/(Decrease) in other current liabilities	13,617	(17,023)
Net cash used in operating activities	(1,610,306)	(1,184,554)
Cash flows from investing activities		
Issuance of loan receivable	(67,250)	-
Collection on loans receivable	67,250	-
Acquisition of CrowdCheck, Inc.	(500,000)	-
Net cash used in investing activities	(500,000)	-
Cash flows from financing activities		
Proceeds from loans	832,100	313,060
Repayments of loans	(412,477)	(307,970)
Proceeds from issuance of Class A common stock	2,082,288	914,368
Offering costs	(17,987)	(15,436)
Collection of subscription receivable	20,000	-
Net cash provided by financing activities	2,503,924	904,022
Net change in cash	393,618	(280,532)
Cash at beginning of the period	146,477	427,009
Cash at end of the period	$ 540,095	$ 146,477
Supplemental disclosure of cash flow information:		
Cash paid for interest expense	$ 29,295	$ 126,843
Cash paid for income tax	$ -	$ -
Reconciliation of balance sheet cash balance composition		
Cash	$ 390,095	$ 146,477
Restricted cash	150,000	-
	$ 540,095	$ 146,477
Supplemental disclosure of non-cash investing and financing activities:		
Issuance of common stock for acquisition of Crowd Diligence	$ 391,263	$ -
Issuance of commitment share - common stock	$ 40,500	$ -
Assumption of debt obligations as convertible notes	$ 545,000	$ -
Conversion of convertible notes to Class A common stock	$ 545,000	$ -
Subscription receivable for Class A common stock	$ 400,000	$ -

See also Report from Independent Auditor

See accompanying notes, which are an integral part of these consolidated financial statements.

KINGSCROWD, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended

NOTE 1: NATURE OF OPERATIONS

KingsCrowd, Inc. ("KingsCrowd" or the "Company") is a corporation organized on December 14, 2017 under the laws of Delaware, and headquartered in Boston, Massachusetts. The Company was originally incorporated under the name Kings Crowd, LLC as a Delaware limited liability company. On December 28, 2020, the Company converted from a Delaware limited liability company to a Delaware corporation and changed its name from Kings Crowd, LLC to KingsCrowd, Inc.

The Company seeks to bring together financial experts and technologists to help investors make more informed startup investment decisions on crowdfunding portals by providing the infrastructure for startup business investment decision making based on four key components:

- Education - Providing expert editorial content in addition to "how-to" guides and tools.
- Analytics - Offering standardized deal ratings and synthesized data analytics.
- Research - Combining in-house market research with crowd-sourced research.
- Recommendations - Providing "Top Deal" picks and access to expert network due diligence.

On November 8, 2021, KingsCrowd Capital, LLC was incorporated as a limited liability company under the laws of the State of Delaware and KingsCrowd, Inc. is the sole member.

On January 23, 2023, the Company purchased 17,000 Class A units of LawBot, LLC ("LawBot"), or 50.3% interest. As such, LawBot became a subsidiary of the Company. The Company has the option to subscribe for and purchase the remaining membership interests of LawBot or 16,788 Class A and Class B Units for a consideration of 3.5 times LawBot's adjusted revenue for the year ended December 31, 2025. LawBot, was founded to make EDGAR filing simple and easy and to provide high-quality SEC form drafts for crowdfunding platforms, their issuers, law firms, and their clients.

On January 10, 2024, KingsCrowd Advisory, Inc. ("KingsCrowd Advisory") was incorporated as a corporation under the laws of the State of Nevada and KingsCrowd, Inc. is the sole owner.

On January 2, 2025, KingsCrowd completed the acquisition of 100% of the issued and outstanding shares of Crowd Diligence Inc. ("Crowd Diligence"), a Delaware corporation, pursuant to a Stock Purchase Agreement entered into by KingsCrowd, Crowd Diligence, and its shareholders, as discussed in Note 6. Crowd Diligence has one wholly-owned subsidiary, So.Capital Inc., a Delaware corporation, which has no active operations and one partially-owned subsidiary, Thesoco, LLC, a Delaware limited liability company, which has been dormant.

On April 4, 2025, KingsCrowd Advisory, entered into an Asset Purchase Agreement with CrowdCheck, Inc. ("CrowdCheck"), a Delaware corporation, as discussed in Note 6. The acquisition was accounted for as a business combination under ASC 805 and has been included in the Company's consolidated financial statements from the acquisition date.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include all accounts of KingsCrowd, Inc., KingsCrowd Capital, LLC, LawBot, LLC, KingsCrowd Advisory, Inc., and Crowd Diligence Inc. All significant intercompany transactions have been eliminated in consolidation.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company has not yet produced profits and is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active). Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

KINGSCROWD, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of both December 31, 2025 and 2024, the Company's cash did not exceed the federally insured limits. As of December 31, 2025, the Company has $150,000 of cash that is use restricted for marketing costs associated with its stock offering.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions.

The Company uses the allowance method to account for bad debts, estimating the amount of uncollectible accounts based on historical experience and current economic conditions. The Company recorded bad debt expense of $2,600 and $67,377 for the years ended December 31, 2025 and 2024, respectively. Allowance for doubtful accounts was $0 and $437,157 as of December 31, 2025 and 2024, respectively.

Subscription Receivable

The Company records share issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders' equity on the consolidated balance sheet.

Other Receivable

Other receivable is composed of escrow receivable and due from an employee or member. Amounts held in escrow are recognized at estimated realizable value and primarily relate to the stock offerings.

Property and Equipment, Intangible Assets

Property and equipment and intangible assets are recorded at cost. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives of assets:

Computer equipment	3 years
Customer list	3 years
Website	3 years
Software	5-15 years
License	indefinite

The useful lives and the depreciation and amortization methods are reviewed periodically to ensure that the periods and depreciation and amortization methods are consistent with the expected pattern of economic benefits from items of property and equipment and intangible assets.

There were no changes in the estimated useful lives of each of the Company's items of property and equipment and intangible assets for the years ended December 31, 2025 and 2024.

Goodwill

The Company records goodwill when it acquires businesses and recognizes the excess of the purchase price over the fair value of identifiable net assets acquired. Goodwill is not amortized but is subject to annual impairment testing as of the reporting date. The impairment test compares the fair value of each reporting unit with its carrying amount, including goodwill. If the fair value is determined to be less than the carrying amount, an impairment loss is recognized, not to exceed the total amount of goodwill allocated to that reporting unit.

The Company performs its semi-annual impairment test and whenever events or changes in circumstances suggest that the carrying amount of goodwill may not be recoverable. The determination of fair value involves significant management judgment and estimation. Key assumptions include projected future cash flows, discount rates, and other factors that could impact the fair value assessment. The Company reviews and updates the assumptions used in the impairment test regularly to reflect changes in business conditions. Any impairment losses identified are recorded in the consolidated statement of operations in the period in which they are determined.

As of December 31, 2025 and 2024, no impairment indicators were identified, and the Company believes that the carrying value of goodwill is recoverable. The Company will continue to monitor events and circumstances that could impact the recoverability of goodwill and will perform impairment testing as required by accounting standards.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

No impairment in the value of property and equipment or intangible assets was recognized for the years ended December 31, 2025 and 2024.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate

instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts are amortized over the term of the related debt to their stated date of redemption.

Non-controlling Interests

Non-controlling interests are classified as a separate component of equity in the Company's consolidated balance sheets and consolidated statements of changes in stockholders' equity. Net income (loss) attributable to non-controlling interests is reflected separately from consolidated net income (loss) in the consolidated statements of operations and consolidated statements of changes in stockholders' equity. Any change in ownership of a subsidiary while the controlling financial interest is retained is accounted for as an equity transaction between the controlling and non-controlling interests. In addition, when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary will be initially measured at fair value and the difference between the carrying value and fair value of the retained interest will be recorded as a gain or loss. The Company has non-controlling interests on LawBot.

During the years ended December 31, 2025 and 2024, the Company recorded a loss of $79,443 and $142,660, respectively, attributable to non-controlling interests.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers", establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company collects revenues in advance for its membership subscriptions and initially records as deferred revenues. The Company has determined that its performance obligations in relation to these agreements with customers are satisfied through the passage of time of the underlying subscription period, which are monthly or annually. Monthly subscriptions are recognized upon completion of the month of service, while annual subscriptions are recognized monthly over the subscription period on a straight-line basis.

LawBot and KingsCrowd Advisory derive revenues from creating, filing, and managing all of the customers' capital raising documents online. The Company has determined that its performance obligations in relation to these agreements with customers are satisfied at a point in time when the customer selects, completes, and submits a form on LawBot's and KingsCrowd Advisory's online platform.

Contract Balances

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due). The Company collects payments from customers in advance and therefore no accounts receivable is recognized. However, the Company uses third parties for customer payments processing and there may be funds being held in escrow at the end of the reporting period. As of both December 31, 2025 and 2024, $0 of revenues were not yet closed out of escrow.

A contract asset is recognized if the right to payment is conditional. No contract assets were recognized as of December 31, 2025 and 2024.

A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Company transfers the related goods or services. Contract liabilities are recognized as revenue when the Company performs under the contract (i.e., transfers control of the related goods or services to the customer). The Company has contract liabilities of $846,162 and $209,726 as of December 31, 2025 and 2024, respectively, recognized as deferred revenue in the consolidated balance sheets.

	2025	2024
Deferred revenue, beginning	$ 209,726	$ 238,456
Cash paid on contracts with customers	1,183,084	300,350
Revenues recognized	(546,648)	(329,080)
Deferred revenue, ending	$ 846,162	$ 209,726

Disaggregated Revenue Information

	December 31	
	2025	2024
Type of good or service:		
Subscription	$ 95,064	$ 246,189
Forms	1,205,079	310,495
Others	21,254	51,747
Total revenue from contracts with customers	$ 1,321,397	$ 608,431
Timing of revenue recognition:		
Good or service transferred over time	$ 95,064	$ 246,189
Good or service transferred at a point in time	1,226,333	362,242
	$ 1,321,397	$ 608,431

KINGSCROWD, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2025 and 2024 totaled $72,591 and $32,119, respectively.

Research and Development

Research and development costs are expensed as incurred.

Leases

The Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The Company leases office spaces with a lease term of 6 to 12 months.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees, advisors and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of

stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company was a limited liability company through the December 28, 2020 conversion date. Accordingly, under the Internal Revenue Code, all taxable income or loss flowed through to its members through such date. Therefore, no provision for income tax has been recorded in the statements until the conversion date. Income from the Company was reported and taxed to the members on their individual tax returns. Upon the conversion to a corporation, the Company is now taxable as a corporation effective December 28, 2020.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding

during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2025 and 2024, diluted net loss per share is the same as basic net loss per share for each period.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $2,693,113 and $2,240,199 during the years ended December 31, 2025 and 2024, respectively, has an accumulated deficit of $19,790,168 as of December 31, 2025, has incurred negative cash flows from operations for the years ended December 31, 2025 and 2024, and lacks liquid assets to satisfy its obligations as they come due with a working capital deficit of $1,516,524 as of December 31, 2025. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: INVESTMENT IN SAFE

In December 2022, LawBot purchased a Simple Agreement for Future Equity ("SAFE") notes of So.Capital Inc., which is owned by Crowd Diligence, in the amount of $50,000. The conversion is effective upon Crowd Diligence closing an equity funding round of at least $100,000. In May 2023, in exchange for this, Crowd Diligence issued to LawBot the right to certain shares of its capital stock. The discount rate is 20% and the valuation cap is $3,750,000. LawBot may convert the SAFE to a number of shares of the CF Shadow Series of Preferred Stock in the first equity financing from which Crowd Diligence, Inc. receives gross proceeds of not less than $1,000,000, or elect to continue the term of the SAFE without converting the purchase amount to capital stock.

As part of KingsCrowd acquisition of Crowd Diligence, the SAFE was converted into $37,600 of the Company's convertible notes, which was then converted into 208,889 shares of Class A common stock. Since this is an intercompany transaction, this was eliminated in consolidation.

The investment is carried at cost less impairment losses and is being assessed for impairment semi-annually. LawBot recorded impairment loss on investment of $12,400 and $0 for the years ended December 31, 2025 and 2024, respectively.

KINGSCROWD, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended

NOTE 5: NON-CURRENT ASSETS

Property, Equipment, and Intangible Assets

As of December 31, 2025 and 2024, property and equipment and intangible assets consisted of the following:

	December 31, 2025				
	Equipment	Software	Customer list	Website	License
Cost	$ 11,519	$ 325,867	$ 612,814	$ 1,550,000	$ 2,167,610
Less: Reversal	-	-	(243,794)	-	-
Adjusted cost	11,519	325,867	369,020	1,550,000	2,167,610
Accumulated depreciation and amortization	(11,519)	(324,107)	(369,020)	(1,550,000)	-
Net Book Value	$ -	$ 1,760	$ -	$ -	$ 2,167,610

	December 31, 2024				
	Equipment	Software	Customer list	Website	License
Cost	$ 11,519	$ 325,867	$ 612,814	$ 1,550,000	$ 2,167,610
Less: Reversal	-	-	(243,794)	-	-
Adjusted cost	11,519	325,867	369,020	1,550,000	2,167,610
Accumulated depreciation and amortization	(11,381)	(323,909)	(369,020)	(1,475,000)	-
Net Book Value	$ 138	$ 1,958	$ -	$ 75,000	$ 2,167,610

Depreciation and amortization totaled $75,336 and $518,397 for the years ended December 31, 2025 and 2024, respectively. The cost of fully depreciated and amortized assets still being used amounted to $2,253,445 and $751,786 as of December 31, 2025 and 2024, respectively. Intangible assets with a cost basis of $2,488,681 have a weighted average remaining useful life of 0.01 and 0.37 years as of December 31, 2025 and 2024, respectively, and will be recognized on a straight-line basis over the remaining amortization period.

Licensing

The Company entered into an agreement to license an intellectual property for 16 months beginning December 1, 2019. The Company agreed to pay a monthly fee of approximately 25% of certain revenues generated from the licensed assets. When the aggregate of the fee paid each month reaches a total of $150,000, the Company agreed to pay an additional 1% of revenue per year until either the Company has paid to the licensor the sum of $1,000,000, or the Company is acquired in a positive transaction, which would be in addition to 5% of the outstanding membership interest units of the Company as of March 31, 2021. Upon which time, the full ownership of all licensed intellectual property shall be transferred to the Company.

In February 2022, the agreement was amended to extend the duration of the exclusive license into perpetuity, waive the right of the licensor to any fees not already paid by the Company as licensee, waive any fees that might be contemplated by the original agreement, and deliver to licensor shares of common stock equivalent to 4% of the outstanding Class A common stock of the Company as of March 31, 2021. As a result, the Company issued 2,167,610 shares of Class A common stock to the licensor on the same date of this amended agreement. These shares were attributed a fair value based on the active offering price of the Company's shares of common stock at the issuance date at $1.00

KINGSCROWD, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended

per share and the value was recorded as an indefinite-lived intangible asset. See Note 6 for the discussion of customer list and website.

Goodwill

The Company recorded the goodwill upon acquisition transactions as follows:

Entity	Date of Acquisition	Purchase Price	Fair value of acquired net asset	Noncontrolling interest	Goodwill
LawBot	January 23, 2023	$ 594,000	$ (351,110)	$ (295,137)	$ 649,973
KingsCrowd Advisory	January 10, 2024	3,091,846	-	-	3,091,846
Crowd Diligence	April 4, 2025	391,586	(582,276)	-	973,862
		$4,077,432	$ (933,386)	$ (295,137)	$4,715,681

The goodwill is assessed for impairment semi-annually and as of December 31, 2025 and 2024, no impairment losses were determined to be necessary. See Note 6.

NOTE 6: ACQUISITIONS

Early Investing

On March 20, 2020, the Company acquired 100% of the membership interests of Oxford Financial Publishing, LLC (the "Seller") in Early Investing, LLC, a Maryland limited liability company, through an asset purchase agreement. The acquisition was accounted for using the asset purchase method, in which the fair value of the transaction is allocated and attributed to specific assets based on their relative fair value. No liabilities were assumed in the acquisition.

The Company determined that the transaction was an acquisition of asset which is the revenue-producing customer list. The revenue-producing activity of the acquired asset did not remain generally the same as before the transaction. The Seller retained the right to sell its own products to the customer list and is allowed to continue generating revenue from the customer list for a period of two years. Therefore, the full transaction value was attributed as a customer list asset.

The purchase price of the asset is 40% of the gross receipts generated by the Company from the customer list in the first year after the purchase, 25% in the second year and 10% in the third year. Based upon the revenue generated by the Company by marketing its Kings Crowd products to the customer list, for the period from May 2020 to January 2021, the Company estimated that average monthly revenues from the customer list will be $68,090 per month for the three-year period following the purchase. In accordance with ASC 450 where the contingent future liabilities under this agreement are probable and estimable, the Company had recorded an acquisition payable of $612,814, as an estimate of the three years of payments to be made to the Seller and has recorded a customer list asset of $612,814, amortized using the straight-line method over the three-year estimated useful life of the asset. The Company reassessed the purchase price at the end of the reporting period based on the actual revenues generated from the date of the acquisition to the reporting date. As a result, customer list and acquisition payable were reduced to $369,020 and a gain from reversal of accumulated amortization amounting to $152,464 was recognized during the year ended December 31, 2022.

The amortization was recorded as "sales and marketing – customer list amortization" operating expense in the consolidated statements of operations in the amount of $0 for both the years ended December 31, 2025 and 2024. As of both December 31, 2025 and 2024, the acquisition payable amounted to $369,020.

Crowdwise

On July 1, 2021, the Company entered into an agreement to purchase certain assets of Crowdwise, LLC, operated on the internet in connection with its website, for aggregate consideration of $50,000, paid on April 2022. The acquisition was accounted for using the asset purchase method, in which the fair value of the transaction is allocated and attributed to specific assets based on their relative fair value. No liabilities were assumed in the acquisition.

The assets acquired consisted of domains, brand/trademarks, images, software, social media accounts, contents and newsletter subscribers, of which the Company determined the full amount of fair value received in this transaction is attributed to the website and its underlying code and therefore the full transaction value was attributed as a website asset. The website asset was being amortized over the three-year estimated useful life of the asset (see Note 5).

Technori

On February 25, 2022, the Company entered into an agreement to purchase certain assets of Technori, LLC, operated on the internet in connection with its website, for an aggregate consideration of 1,500,000 shares of Class A common stock of the Company, which were attributed a fair value based on the active offering price of the Company's shares of common stock at the issuance date at $1.00 per share. The acquisition was accounted for using the asset purchase method, in which the fair value of the transaction is allocated and attributed to specific assets based on their relative fair value. No liabilities were assumed in the acquisition.

The assets acquired consisted of websites, social media accounts, domain names, newsletter, subscriptions and all Technori digital assets, of which the Company determined the full amount of fair value received in this transaction is attributed to the website and its underlying code and therefore the full transaction value was attributed as a website asset. The website asset is being amortized over the three-year estimated useful life of the asset (see Note 5).

LawBot

On January 23, 2023, the Company purchased 17,000 Class A units of LawBot, or 50.3% interest. As such, LawBot became a subsidiary of the Company. The Company has the option to subscribe for and purchase the remaining membership interests of LawBot or 16,788 Class A and Class B Units for consideration of 3.5 times LawBot's adjusted revenue for the year ended December 31, 2025.

The consideration paid for this acquisition was $250,000 of cash and 1,000,000 warrants (the "Warrants") to purchase Class A Common Stock (the "Common Stock") of KingsCrowd at an exercise price of $1.20 per share, which the Company valued under the Black-Scholes method at $344,000, resulting in total purchase consideration of $594,000.

Upon acquisition, the Company recorded the assets and liabilities of LawBot at fair value, resulting in the recognition of assets of $138,283 and liabilities of $489,393. The excess of the consideration paid over the net identifiable assets received resulted in the recognition of goodwill of $649,974 and non-controlling interests in the net assets (contra-equity) of $295,136.

The Company obtained a loan in connection with this acquisition, as discussed in Note 7.

<u>Crowd Diligence</u>

On January 2, 2025, the Company completed the acquisition of 100% of the issued and outstanding shares of Crowd Diligence. The acquisition was effected through a stock-for-stock exchange with no cash consideration. Each share of Crowd Diligence common stock was exchanged for 0.25 shares of the Company's Class A common stock, resulting in the issuance of 938,462 shares. In addition, Crowd Diligence's $222,685 convertible notes (Lustro I EB SPV, a series of Wefunder SPV LLC) were converted into shares of Crowd Diligence's Series Seed preferred stock, which were then exchanged for 1,237,015 shares of the Company's Class A common stock. In total, the Company issued 2,175,477 shares, valued at $0.18 per share or $391,586, of Class A common stock as consideration for the acquisition.

As part of the acquisition, the Company assumed debt obligations (convertible notes and SAFE liabilities), totaling $582,379, which were exchanged for convertible notes of the Company, as discussed in Note 7. The $582,379 includes LawBot's investment in Crowd Diligence of $37,600, as discussed in Note 4. The acquisition resulted in the recognition of goodwill of $973,862.

<u>CrowdCheck Inc.</u>

On April 4, 2025, KingsCrowd Advisory entered into an agreement with CrowdCheck, Inc., to acquire substantially all of the Seller's tangible and intangible assets, properties, and rights related to its business (the "Purchased Assets"). The Purchased Assets generally include all contracts, including: i) intellectual property agreements, ii) all permits obtained from government authorities, iii) all rights to actions of any nature, iv) all rights under warranties, indemnities and similar rights, v) all books and records, and vi) all goodwill and going concern value of the Purchased Assets.

The aggregate purchase price is $4,500,000, consisting of $500,000 paid in cash upon delivery of the Purchased Assets through execution of a promissory note to Gold Ridge Micro Cap II LLC and execution of related transaction documents, and the remaining was settled through a promissory note of $4,000,000, with a present value of $2,591,846, as discussed in Note 7. The acquisition resulted in the recognition of goodwill of $3,091,846.

NOTE 7: DEBT OBLIGATIONS

<u>Loans Payable</u>

The breakdown of loans payable is as follows:

KINGSCROWD, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended

	December 31, 2025	December 31, 2024
Business loan - Celtic Bank	$ 68,560	$ 11,030
Loan - Scott Group LLC	129,861	211,111
Promissory note - CrowdCheck, Inc.	4,000,000	-
Promissory note - Gold Ridge Micro Cap II LLC	300,000	-
Promissory note - JRB Consulting, LLC	150,000	-
Others	-	6,655
Total	4,648,421	228,796
Unamortized discount on loans	(1,319,222)	-
Total loans payable, net of discount on loan	3,329,199	228,796
Current portion	(538,165)	(92,685)
Noncurrent portion	$ 2,791,034	$ 136,111

Business Loan – Celtic Bank
From November 2023 to December 31, 2025, the Company obtained loans from Celtic Bank through Stripe Capital Program, a business loan program for users of Stripe, Inc.'s payment processing platform. As of December 31, 2025 and 2024, the Company received $157,100 and $58,000 and incurred a fixed fee assessed by the bank totaling $17,577 and $7,869, which represents the total cost of the loan, all respectively. The repayment rate of the principal and fixed fee is 20% to 22% of daily merchant receivables withheld by Stripe, Inc. to repay the loan. The Company repaid $118,325 and $59,439 during the years ended December 31, 2025 and 2024, respectively. Of such during the years ended December 31, 2025 and 2024, $18,755 and $2,900, respectively, relate to the fixed fee which were recorded as interest expense in the consolidated statement of operations. The balance outstanding as of December 31, 2025 and 2024, was $68,560 and $11,030, respectively.

Loan – Scott Group LLC
In July and November 2024, the Company obtained loans with a principal amount of $225,000 from Scott Group, LLC, bearing interest at 9% and maturing in 2027. The loan requires monthly payments of $7,155. The Company repaid a total of $85,859, including interest payments amounting to $4,609, during the year ended December 31, 2025. The balance due as of December 31, 2025 and 2024 was $129,861 and $211,111, respectively. Future maturities on this loan are $75,000 and $54,861 for the years 2026 and 2027, respectively.

Promissory Note – CrowdCheck, Inc.
On April 4, 2025, as part of the Company's acquisition of CrowdCheck, Inc., the Company issued a promissory note amounting to $4,000,000, non-interest-bearing, maturing on the sixth anniversary of the note. The present value of the note using the prevailing prime rate of 7.50% was $2,591,846, resulting in recognition of a discount on note payable of $1,408,154, which is being amortized over the note term. For the year ended December 31, 2025, the Company amortized discount on the note payable of $144,327. As of December 31, 2025, outstanding balance on this note was $4,000,000, which was carried at $2,736,173, net of unamortized discount on note payable of $1,263,827.

Promissory Note – Gold Ridge Micro Cap II LLC
On April 4, 2025, KingsCrowd Advisory issued a promissory note to Gold Ridge Micro Cap II LLC amounting to $500,000, maturing on April 4, 2026. The loan bears interest rates of 9.99% from April

4, 2025 to July 4, 2025, and 15% from July 5, 2025 to maturity date. The proceeds from this note was used to pay the $500,000 cash due upon acquisition of CrowdCheck, Inc. Commencing May 1, 2025, and on the first day of each month thereafter, the KingsCrowd Advisory shall pay the lender: i) 15% of the KingsCrowd Advisory's net income and ii) 50% of the gross proceeds received by the Company from the sale of shares of Class A common stock pursuant to Regulation CF and regulation D. Any prepayment made on this note prior to October 5, 2025 shall be subject to prepayment premium equal to $25,000 minus interest paid through the prepayment date. If the entire principal of this note and accrued interest has not been paid by August 4, 2025, the Company shall issue to the lender a warrant to purchase 300,000 shares of its Class A common stock.

During the year ended December 31, 2025, the Company made principal payments totaling $200,000 on the promissory note. The Company recognized interest expense of $38,287 related to this borrowing as of December 31, 2025.

In connection with the terms of the promissory note, the Company granted an aggregate of 300,000 warrants to purchase shares of Class A common stock in 2025. The warrants were valued at $51,300 on the grant date, using the Black-Scholes option pricing model, and recorded as a discount on the notes payable. As of December 31, 2025, the note had an outstanding balance of $300,000, which is carried at $280,156, net of an unamortized discount of $19,844. For the year ended December 31, 2025, the Company recognized interest expense of $31,456.

Promissory Note – JRB Consulting, LLC
On December 10, 2025, the KingsCrowd issued a promissory note to JRB Consulting, LLC, amounting to $150,000, maturing on December 6, 2026. The loan shall be repaid based on a factor repayment structure as follows: (a) if repaid within three (3) months from the issue date, the Company shall repay $165,000; (b) if repaid from three (3) months to six (6) months, $172,500; or (c) if repaid after six (6) months through the maturity date, or upon the occurrence of any acceleration event, the Company shall repay $225,000.

In connection with the promissory note, the Company issued 225,000 shares of the Company's common stock (the "Commitment Shares"). The Commitment Shares had a fair value of $40,500.

As of December 31, 2025, the outstanding balance of this note was $150,000, which is carried at $114,450, net of an unamortized discount of $35,550. For the year ended December 31, 2025, interest expense incurred on this note was $19,950.

The future maturities of promissory notes as of December 31, 2025 are as follows:

2026	$	518,560
2027		129,861
2028		-
2029		-
2030		-
Thereafter		4,000,000
Total principal loan payments		4,648,421
Unamortized discount on loan		(1,319,222)
Total notes payable, net of discount		3,329,199
Less: Current portion of notes payable		(538,165)
Non-current portion of notes payable	$	2,791,034

Convertible Notes

As part of the Company acquisition of Crowd Diligence in 2025, the Company issued convertible notes amounting to $545,000, maturing on May 10, 2026. The convertible notes bear interest of 6%. All principal and unpaid interest are due and payable on its maturity date.

Convertible notes shall automatically be converted upon issuance and sale of shares of the Company's equity securities for total proceeds of not less than $250,000 (excluding the conversion of the notes or other convertible securities issued for capital raising purposes). The outstanding principal amount and any unpaid interest shall be converted at a conversion price equal to the lesser of (i) the price paid per share for Equity Securities in the qualified financing, and (ii) $0.18 per common share. In the event of change of control, the Company shall repay the holders in cash in an amount equal to: i) the outstanding principal amount plus unpaid interest, plus ii) a repayment premium equal to 50% of the outstanding principal of notes; provided that upon the written election of the holder made not less than five days prior to the change of control, the Company shall convert the outstanding principal balance and any unpaid interest into shares of the Company's common stock at a conversion price of $0.18 per share.

For the year ended December 31, 2025, the Company sold shares of Class A common stock for total proceeds of over $250,000, which triggered the conversion of convertible notes into 3,025,978 shares of Class A common stock.

The Company's convertible notes include $37,600 due to Lawbot, which was converted into 208,889 shares of Class A common stock. Since this is an intercompany transaction, this was eliminated in consolidation.

NOTE 8: EQUITY

Limited Liability Company to Corporate Conversion, Stock Split

At inception, the Company had a single class of common units authorized, of which 1,000 were granted to its founding members, and each unit has equal voting rights and profit interests in the Company. These units have been issued to the founding members and were attributed zero value in

these financial statements. In June 2018, the Company effected a 2,000-for-1 reverse split, increasing the total granted units from 1,000 to 2,000,000.

In December 2020, the Company authorized 66,000,000 shares of $0.0001 par value common stock, including 51,000,000 shares of Class A common stock and 15,000,000 shares of Class B common stock, upon conversion to corporation, as discussed in Note 1. All membership interests in Kings Crowd, LLC, including unvested restricted units and unexercised warrants, were converted at a conversion rate of 12.71915097123437 shares of common stock for each membership unit. All shares and warrants reflected in these financial statements are indicative of post-split figures and the par value of the issued shares was recorded with the offset to additional paid-in capital.

In April 2023, the Company amended its certificate of incorporation. The Company is authorized to issue 150,000,000 shares of Class A Common Stock, par value $0.0001 per share, and 15,000,000 shares of Class B Common Stock, par value $0.0001 per share.

Common Stock

The Class A common stock and Class B common stock are identical in all respects, except that each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. The two classes of common stock generally vote together as a single class on all matters submitted to a vote of the stockholders, except as otherwise required by law and the certificate of incorporation. The two classes of common stock participate ratably, meaning that each share of common stock is treated equally, with respect to dividends and distributions declared by the board of directors and in any distribution of the Company's assets available for distribution to the stockholders upon any liquidation or winding up of the Company. Each outstanding share of Class B common stock is convertible into one fully paid and nonassessable share of Class A Common stock (i) at any time at the option of the holder or (ii) automatically upon the consummation by the Company of an underwritten public offering of the Company's securities from which the Company receives gross proceeds in excess of $10,000,000.

Shares Issued for Services

The Company's 2020 Incentive Plan (the "Plan") authorized the issuance of 8,000,000 shares of common stock. The Company grants restricted stock awards to employees and non-employee advisors and consultants which are subject to vesting terms of 3-48 months.

A summary of restricted stock awards granted by the Company is as follows:

	December 31	
	2025	**2024**
Balance at beginning of the period	15,718,567	14,218,964
Granted	5,849,127	1,510,000
Forfeited	-	(10,397)
Balance at end of the period	21,567,694	15,718,567

KINGSCROWD, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended

During the years ended December 31, 2025 and 2024, 4,359,843 and 1,517,776 shares of Class A common stock were issued and vested and $385,587 and $582,751 were recorded as stock-based compensation expense in the consolidated statement of operations, all respectively.

As of December 31, 2025 and 2024, 2,236,013 and 638,278, shares of Class A common stock remained subject to vesting terms, respectively, with remaining time to vesting of 1.72 years as of December 31, 2025.

Private Placement

During the year ended December 31, 2025, the Company issued a total of 12,841,657 shares of Class A common stock for gross proceeds of $2,283,841 at a price per share of $0.18. During the year ended December 31, 2024, the Company issued a total of 3,676,249 shares of Class A common stock for gross proceeds of $611,897 at a price per share of $0.16. As of December 31, 2025 and 2024, $400,000 and $20,000 were recorded as subscription receivable in the consolidated balance sheet, respectively.

Regulation CF Offering

In 2024, the Company raised gross proceeds of $308,721 through the issuance of 1,929,506 shares of Class A common stock, in the aggregate, at a price per share of $0.16. The offering cost incurred was $15,436.

In 2025, the Company raised gross proceeds of $197,123 through the issuance of 1,515,266 shares of Class A common stock, in the aggregate, at a price per share of $0.16. The offering cost incurred was $17,987. Additionally, the Company issued its broker 11,756 shares of Class A common stock as broker compensation.

Warrants

The Company issued 1,000,000 warrants to purchase Class A common stock at an exercise price of $1.20 per share in connection with the acquisition of LawBot, as discussed in Note 6. The warrants were valued using Black-Scholes method at $344,000, using the following inputs: i) stock price of $1.00, ii) exercise price of $1.20, iii) term of 3.50 years, iv) interest rate of 3.75%, and v) volatility of 50%. The warrants remain unexercised as of December 31, 2025 and will expire on January 31, 2030.

The Company issued a warrant to purchase 300,000 shares of its Class A common stock to Gold Ridge Micro Cap II LLC, at an exercise price of $0.01 per share, as discussed in Note 7. The warrants were valued using Black-Scholes method at $51,300, using the following inputs: i) stock price of $0.18, ii) exercise price of $0.01, iii) term of 3.50 years, iv) interest rate of 3.75%, and v) volatility of 50%. The warrants remain unexercised as of December 31, 2025 and will expire on August 4, 2032.

Other Issuances

In 2025, in connection with the promissory note issued to JRB Consulting, LLC, the Company issued 225,000 shares of the Company's common stock (the "Commitment Shares"). The Commitment Shares had a fair value of $40,500. See Note 7.

Shares Outstanding

As of December 31, 2025 and 2024, 85,375,196 and 61,220,220 shares of Class A common stock and 12,427,839 and 12,427,839 shares of Class B common stock were issued and outstanding, all respectively.

Certain stock issuances were under restricted unit purchase agreements which stipulated repurchase options subject to vesting schedules dependent upon the stockholders' continued service to the Company, with the repurchase price set at the issuance price per share. As of December 31, 2025 and 2024, 2,236,013 and 638,278 shares, respectively, of Class A common stock were unvested and remained subject to the repurchase option.

LawBot, LLC

Concerning LawBot, LLC, the debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 9: RELATED PARTY TRANSACTIONS

In 2018, LawBot, LLC obtained loans from its members with an aggregate principal balance of $284,843. The notes bear a simple interest rate of 8% per annum and mature on March 31, 2026, as amended. As of December 31, 2025 and 2024, total principal of $284,843 and $284,843, and accrued interest of $190,189 and $162,521, remain outstanding, all respectively. During the year ended December 31, 2025 and 2024, the interest expense recognized amounted to $10,859 and $27,742, respectively.

During 2025, the Company owes Chris Lustrino, Co-Founder and CEO, $7,500 for payment of certain costs on its behalf, which remains outstanding as of December 31, 2025. This balance does not have a formal agreement, but is considered non-interest bearing and payable on demand.

KingsCrowd Advisory gained management rights in CrowdCheck Law LLP, pursuant to the acquisition of CrowdCheck, Inc.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 11: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

General

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the

Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 12: SUBSEQUENT EVENTS

<u>Management's Evaluation</u>

Management has evaluated subsequent events through April 9, 2026 the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

I, Christopher Lustrino, the Founder & CEO of Kingscrowd, hereby certify that the financial statements of Kingscrowd Inc. and notes thereto for the periods ending December 31, 2025 and December 31, 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Kingscrowd Inc. has not yet filed its federal tax return for 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/20/26.

DocuSigned by:

Chris Lustrino

Founder & CEO

4/20/26